Exhibit 99.1

Golden Star Announces Management Change

Andrew Wray Appointed President and CEO

TORONTO, April 17, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announced today that Sam Coetzer will be leaving the Company as of April 30, 2019, and that the Board of Directors has appointed Andrew Wray as President and Chief Executive Officer, effective May 1, 2019.

"After a thorough process, the Board of Directors has determined that Andrew has the ideal attributes to lead Golden Star. He combines significant experience in the sector with a real focus on creating value for shareholders, together with the leadership skills to take the company through the next phase of its development," stated Tim Baker, Chairman of the Board of Directors.

"Over the last six years, Sam has done an exceptional job in transitioning Golden Star into an underground mining company, attracting new shareholders, and improving its financial position. On behalf of the entire Board of Directors, I wish to sincerely thank Sam for his commitment and dedication and wish him all the best in his future endeavours," continued Mr. Baker.

Andrew will remain the Chief Executive Officer of La Mancha until April 30, 2019. Prior to joining La Mancha, Mr. Wray worked for Acacia Mining for over 7 years, where he was Chief Financial Officer. Formerly, he spent close to 15 years with JPMorgan Cazenove, advising companies in their capital-raising activities and other strategic objectives across a range of sectors. Prior to joining JPMorgan Mr. Wray worked for the Kuwait Investment Office in London.

Sam Coetzer commented, "I am extremely proud of what the team has accomplished during my time leading Golden Star. I will remain a committed shareholder and will be following the Company closely during this next exciting phase, and have no doubt that with Andrew at the helm the future will be very bright for Golden Star. I would like to thank the entire team for all of their efforts, and wish them all the best going forward."

Mr. Coetzer will remain President and CEO until April 30, 2019. However, he will not be standing for election as a director of the Company at the Annual General Meeting taking place on May 2, 2019 at 11:30 a.m. ET in the Huron/Escarpment Boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6.

2019 First Quarter Conference Call

The Company will conduct a conference call and webcast to discuss the 2019 first quarter results on Thursday, May 02, 2019 at 10:00 a.m. ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 3289245
Webcast: https://event.on24.com/wcc/r/1956473/B39D93F6E551735F39788DCB10539C1B
and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240,000 ounces at a cash operating cost per ounce of $620-$680.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2019/17/c5417.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:00e 17-APR-19